Mail Stop 4720

January 20, 2010

Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

> **Re:    Nabi Biopharmaceuticals**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 7, 2009**
> **File No. 000-04829**

Dear Dr. Fahim:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below.

Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Pending Confidential Treatment Application

1. We issued comments on your application for confidential treatment of portions of the NicVax licensing agreement in a separate letter dated January 15, 2010.  Please be advised that we will not be in a position to clear your preliminary proxy filing until we resolve all issues concerning the confidential treatment request.

<u>Proposal One – The NicVAX Agreement and the Transactions Contemplated Thereby</u>

2.  We note your correspondence dated January 6, 2010 and agree with your assessment that pro forma financial information is not required to be provided in your proxy statement. However, we do not concur that historical financial statements are not required to be included in your proxy statement. Please note that Section 1140.6 of the Financial Reporting Manual cited in your response states that proxy statements soliciting authorization for the disposal of a significant business should include audited financial statements for each of the two most recent fiscal years plus unaudited interim periods. Please also see the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6. Accordingly, please revise your proxy statement to include the historical financial information required with respect to Nabi.

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph E. Gilligan, Esq.
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004